

1
ACN 007 988 767
Phone: +61 8 8234 2660
Fax: +61 8 8234 6268
Address: 8 Dalgleish Street
Thebarton South Australia 5031
www.bresagen.com

FACSIMILE TRANSMISSION

TO:	**The Office of International Corporate Finance**
COMPANY:	SEC
FAX NUMBER:	0011 1 202 772 9207
FROM:	Trudy Fenton
DATE:	Monday, 6 March 2006
SUBJECT:	ASX Announcement
PAGES (inc. cover)	9

In accordance with our obligation as a 12g3-2(b) filer, number 82-5135, to file home country announcements, please find the following announcements which were released by the Australian Stock Exchange –

1. Appendix 3Y — Change of Director's Interest Notice, for
   Mr Stephen Jones
   Dr Wolfgang Hanisch
   Dr M Monsour
   Dr Meera Verma. dated 17 February 2006.



Yours sincerely
Irene Thompson

For

Trudy Fenton
Corporate Administrator

If there are any problems with this transmission, call 08 8234 2660

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	BresaGen Limited
ABN	60 007 988 767

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Mr Stephen Jones
Date of last notice	1 July 2005

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct and Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Options are held in name of family superfund
Date of change	17 February 2006
No. of securities held prior to change	51,732 ordinary shares – indirect interest 1,500,000 Unlisted options – indirect interest
Class	Ordinary Shares
Number acquired	50,000
Number disposed	-
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$5,000
No. of securities held after change	101,732 ordinary shares – indirect interest 1,500,000 Unlisted options – indirect interest
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Take up of entitlement under Share purchase plan

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	-
Nature of interest	-
Name of registered holder (if issued securities)	-
Date of change	-
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	-
Interest acquired	-
Interest disposed	-
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	-
Interest after change	-

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	BresaGen Limited
ABN	60 007 988 767

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Dr Wolfgang Hanisch
Date of last notice	17 May 2005

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Securities are held in name of company controlled by Dr Hanisch
Date of change	17 February 2006
No. of securities held prior to change	259,000 ordinary shares 1,500,000 Unlisted options
Class	Ordinary shares
Number acquired	50,000
Number disposed	-
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$5,000
No. of securities held after change	309,000 ordinary shares 1,500,000 Unlisted options

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Take up of entitlement under share purchase plan

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	-
Nature of interest	-
Name of registered holder (if issued securities)	-
Date of change	-
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	-
Interest acquired	-
Interest disposed	-
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	-
Interest after change	-

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	BresaGen Limited
ABN	60 007 988 767

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Dr M Monsour
Date of last notice	5 August 2005

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	
Date of change	17 February 2006
No. of securities held prior to change	2,000,000 ordinary shares held directly 4,000,000 ordinary shares held indirectly
Class	Ordinary shares
Number acquired	50,000 ordinary shares
Number disposed	-
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$5,000
No. of securities held after change	2,050,000 ordinary shares held directly 4,000,000 ordinary shares held indirectly

+ See chapter 19 for defined terms.

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Take up of entitlement under Share Purchase Plan..

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	-
Nature of interest	-
Name of registered holder **(if issued securities)**	-
Date of change	-
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	-
Interest acquired	-
Interest disposed	-
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	-
Interest after change	-

+ See chapter 19 for defined terms.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	BresaGen Limited
ABN	60 007 988 767

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Dr Meera Verma
Date of last notice	21 May 2005

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	
Date of change	17 February 2006
No. of securities held prior to change	184,323 Ordinary shares 75,000 employee options 100,000 Management options 1,500,000 Unlisted options
Class	Ordinary Shares
Number acquired	30,000
Number disposed	100,000 management options lapsed
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$3,000
No. of securities held after change	214,323 Ordinary shares 75,000 employee options 1,500,000 Unlisted options

+ See chapter 19 for defined terms.

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Take up of entitlement under the share purchase plan

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	-
Nature of interest	-
Name of registered holder **(if issued securities)**	-
Date of change	-
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	-
Interest acquired	-
Interest disposed	-
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	-
Interest after change	-

+ See chapter 19 for defined terms.